Exhibit 99.2(P)

American Beacon Advisors, Inc.
220 East Las Colinas Boulevard, Suite 1200
Irving, Texas 75039

June 20, 2018

American Beacon Sound Point Enhanced Income Fund
220 East Las Colinas Boulevard, Suite 1200
Irving, Texas 75039

Ladies and Gentlemen:

We are writing to confirm the purchase of 10,000 Y Class shares of American Beacon Sound Point Enhanced Income Fund, the sole series of a trust of the same name, which we have purchased from you at a price of $10 per share.  This is to advise you that we have purchased these shares for investment only with no present intention of selling any such shares, and we do not now have any intention of selling any such shares.

Sincerely,

/s/ Jeffrey K. Ringdahl
Jeffrey K. Ringdahl
President